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                            July 19, 2023

       Christopher Krause
       Chief Executive Officer
       KAT Exploration, Inc.
       2313 Hollyhill Lane
       Denton, TX 76205

                                                        Re: KAT Exploration,
Inc.
                                                            Form 10-K for the
year ended November 30, 2022
                                                            Filed February 14,
2023
                                                            File No. 000-56352

       Dear Christopher Krause:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the year ended November 30, 2022

       Report of Independent Registered Public Accounting Firm, page F-2

   1. We note that the audit report does not address the balance sheet as of November 30, 2021 or the related
financial statements for the year then ended. Please amend your November
                                                        30, 2022 Form 10-K to
include an audit report that addresses your balance sheets as of
                                                        November 30, 2022 and
2021 and the related financial statements for each of the two fiscal years then
ended.
       Statements of Cash Flows, page F-6

   2. We note that you recorded a $35,000 financing cash inflow from common stock issued for cash; however, the
Statement of Changes in Equity (Deficit) indicates that these shares were issued for
services. Please advise.

                                                        In closing, we remind
you that the company and its management are responsible for the
 Christopher Krause
KAT Exploration, Inc.
July 19, 2023
Page 2

accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Howard Efron at (202) 551-3439 or Kristi Marrone at (202) 551-
3429 with any questions.



                                                          Sincerely,
FirstName LastNameChristopher Krause
                                                          Division of
Corporation Finance
Comapany NameKAT Exploration, Inc.
                                                          Office of Real Estate
& Construction
July 19, 2023 Page 2
cc:       Caren Currier
FirstName LastName